082-00230

[redacted]

07028277

November 22, 2007

SUPPL

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of the 57th Daiei Business Report of our Company for the six-month period ended August 31, 2007.

Yours faithfully,

Shinji Hikoe

Shinji Hikoe
Divisional Manager
Finance Division
The Daiei, Inc.

To our shareholders:

This year marks fifty years since our company was established. We deeply appreciate that this is solely due to the support and patronage we have gratefully received from shareholders, customers and business partners.

In May of this year our company developed the "New Midterm Business Plan of the Daiei Group", which is starting this fiscal year. We positioned this plan as the final stage of our regeneration, and we will examine the effectiveness of various measures that have been carried out based on the "Business Regeneration Plan" and make company-wide efforts to achieve desired goals, as well as establish "stable profitability" from which to make strategic moves toward a great leap in the future.

As part of the specific measures in the "New Midterm Business Plan of Daiei Group", we are currently conducting various activities, including the promotion of sales strategies suitable for the particular characteristics of local areas, the remodeling of stores to make overall building spaces more attractive, the enhancement of tenants' performances, and the opening of new stores.

Also, we are going to take advantage of capital and the business alliance with AEON Corporation and Marubeni Corporation, which was decided last March, by effectively utilizing management resources owned by each company, improving efficiency through sharing know-how, and undertake various activities using the advantages of scale. We will further improve profitability in retail business by executing the delivery of products and services to our customers' satisfaction and maximizing effects. To embody this alliance, we are dispatching our employees to the three new companies with the respective functions of the "Development of PB (private brand)", "Aggregating customers' demand" and "SCM (supply chain management)", established by AEON, to participate in activities to share the knowledge of both companies. Also, last October, we have decided to restructure the brand system of our own developed products. In the future, to pursue economic value utilizing the advantages of scale, the existing economy brand of "Saving" will be switched to the "TOPVALU" brand, which will be jointly developed by AEON TOPVALU Corporation and our company. As for value-added brands (such as "Oishiku Tabetai!", "Aichaku Shiyo" and "SALIV"), we will review and enhance them as our own unique differentiated brands, which enable us to offer products supported by customers.

As a result of the disposals of shares in OMC Card Inc. and Maruetsu Inc. in the first half of this term, we substantially reduced our group's interest-bearing liabilities (excluding OMC

Card Group) to 117.3 billion yen as of the end of August. Also in this September, we conducted refinance for early repayment of borrowings maturing at the end of February 2008, and funding for capital investment. We believe that these resolved financial problems ahead of schedule.

Our company position this 50th anniversary is that of a "New Start", and we will return to our retail store origins and securely carry out various measurements in the "New Midterm Business Plan of Daiei Group". We will realize an "improvement in customer satisfaction" and "earn trust from society" to meet shareholders' expectations, by concerted efforts being undertaken by all directors and employees to tackle all issues together.

We are also determined to further focus on the "delivery of secure and safe products" and the "improvement of customer convenience". We would greatly appreciate your further help and encouragement in the future.

November 2007
Toru Nishimi
President

New Midterm Business Plan of the Daiei Group (Summary)

<Business Regeneration Plan>
Period to strengthen the basis for profitability improvement in the future

<New Midterm Business Plan of Daiei Group>
Final stage to complete the regeneration
Building "stable profitability"

Establishment of a "highly profitable corporate" model, specializing in the core business (i.e., retail)

Group strategy: Improve attractiveness of stores, by concentrating all business resources in retail business

Store strategy: Establish five regional sales head offices to plan respective regional growth strategies

Product strategy: Develop merchandizing, shifting from "food-oriented" merchandizing to a more balanced "clothing, food and housing" merchandizing

Sales floor and marketing strategy: Improve profitability of the whole store, by achieving floor space to "deliver value-added products", including service tenants

Maximization of capital and business alliance effects with AEON and Marubeni

Product strategy

Sharing and standardization of products and manufacturers' strategies, while retaining the uniqueness of each company

Promotion of co-operative purchasing, development and procurement, making the best use of the advantages of scale

Promotion of co-operative purchasing and procurement

Consolidation of material suppliers and sharing materials

Facilitation of the cooperative marketing of global manufacturers' products and domestic brand products, etc.

System strategy

Sharing system building know-how

Joint utilization of existing systems

Physical distribution strategy

Consideration of the strategic integration of distribution facilities

Material and service costs reduction strategy

Co-operative procurement by sharing specifications

Joint development of low-cost management methods

Tenant strategies

Sharing of tenants' information, mutual introducing of prospective tenants, and co-operative procurement

Further improvement of profitability in retail business

Efforts to enhance marketing expertise

[Remodeling of stores and introduction of tenants]

In this 1st half, as part of the store remodeling efforts that are in line with the stores' individual characteristics, in stores such as the Omiya store, Shoppers Plaza Shin-Urayasu, we have actively introduced external tenants and promoted the construction of attractive store floors with synergetic effects between our own stores and the tenants.

By using property management methods, which have been adopted in Shoppers Plaza Shin-Urayasu and the Kanazawa Hakkei store, we are improving the profitability of the entire buildings. We are also gradually expanding the introduction of the "tenant SV (supervisor)" system.

"OPA" and "Tokyu Hands" (Omiya store)

The household goods shop "L.B.C." (Shoppers Plaza Shin-Urayasu)

Suits & Casual shop "ORIHICA" (Kanazawa Hakkei store)

[Opening new stores]

In this 1st half, we have opened four stores including Gourmet City Kokura-Adachi (Fukuoka prefecture), Gourmet City Amagasaki-Daisho (Hyogo prefecture), Daiei Gourmet City Naka-Mozu (Osaka prefecture), and Gourmet City Kohoku-Minamo (Kanagawa prefecture). Also, Gourmet City Kinki Corporation has opened one store, and Big A Corporation opened four stores.

Furthermore, this September, Gourmet City Chiba-Chuo (Chiba prefecture) was opened.

Daiei Gourmet City Naka-Mozu
Sells fresh produce from local farmers and the fishery harbor

Gourmet City Kohoku-Minamo
Full line-up of functional drinks, responding to customers strong needs

Gourmet City Chiba-Chuo
Selling a variety of small packed products or simple and convenient products, in line with local characteristics

[Topics from sales floor]

Don't miss it! "Thursday Market"

We are now holding the "Thursday Market" as a new weekly event. "Thursday Market" features various terrific deals, including "Mori-Mori Ichi" (a market with an abundance of products) and "Seigyo Ichi" (a fresh fish market) where all vegetables, fruits and fish are fresh and in season. We look forward to serving you!
*At some stores, there is "Tuesday Market" held on Tuesday, instead of a "Thursday Market".

Store floor of "Thursday Market"

We have completed the introduction of a new point program.

In this 1st half, we completed the introduction of new point program in each store of our company and four Gourmet City companies. This program has been promoted to improve customers' convenience and satisfaction.

In this new point program, customers can use the "Heart Point Card" at any store and accumulate the points which are obtained each time they go shopping.

"Heart Point Card"

Our recommendation for the season; "Raku-raku Cooking Kantan Nabe"

The "Raku-raku Cooking Kantan Nabe" has already become a popular product of the winter season, with which Japanese Nabe (one-pot meal) can be served very simply. You can enjoy authentic and professional flavors at home in an easy manner with this Nabe pot, which received the supervision of Tsuji Gakuen.

In addition to the existing aluminum-pot type, we have now added a microwavable pot to the line up, in responding to the needs for more simple and convenient products from customers. They would be great for lunches or midnight snacks for students preparing for exams, as well as for hectic evening dinners.

"Pirikara zouni with udon noodles (spicy rice cake soup with noodles)" <microwavable pot>
"Mame to yasai no consome soup (beans and vegetables consommé soup)" <microwavable pot>
"Yose nabe (chowder)" <aluminium pot>
"Gyuniku Sukiyaki nabe (beef sukiyaki)" <aluminium pot>

Capital and Business Alliance with AEON and Marubeni

We are carrying out various measures as part of specific efforts of the capital and business alliances with AEON Corporation and Marubeni Corporation, which was decided last March.

[Products]

Starting efforts for the promotion of joint marketing, joint purchasing and the development of products

Developing a joint marketing promotion project with Coca Cola System for the "Eco de Happy Seikatsu Campaign" (happy ecology life campaign) in stores nationwide, as well as other joint projects with Itoham Foods Inc. and Yamazaki Baking Corporation, etc.

Starting sales of new products introduced by AEON (such as the "Root Cyclone Cleaner" from Dyson, etc.).

Dispatching employees from our company to AEON TOPVALU Corporation, AEON Global Merchandising Corporation.

Starting sales of "TOPVALU 24 colors Randoseru" (school bags) and "Eraberu AEON no gakushu-zukue" (AEON study desks of your choice), to enhance school start-related product line-ups.

Rebuilding of brand structure

Economy brand

From March 2008, we have been gradually switching from "Saving" to "TOPVALU", a jointly developed brand with AEON TOPVALU Corporation. For categories in which our company does not have line ups, existing "TOPVALU" products will be introduced.

Value-added brands

We are rebuilding brands for each product category of clothing, food and housing to make them our unique differentiated brands, and reviewing and enhancing brands so that they are further supported by our customers.

Food: Unify brands to "Oishiku tabetai!" only, and expand the development area of the brand from processed food to fresh produce.

Clothing: Launch a new brand, "Aichaku shiyo" (manufactured for affection), and promote product development.

Housing: Expanding development area of existing "SALIV" to cover all livingware.

<Plan for fiscal 2008>

	Brand Name	Number of prospective items	Sales target (in 100 million yen)
Economy brand	TOPVALU	About 980	About 200
Value-added brands	Oishiku Tabetai!	About 390	About 200
	Aichaku Shiyo	About 400	About 47
	SALIV	About 350	About 12

[Others]
Systems and physical distribution: Jointly utilize the large product distribution system of AEON Corporation.
Dispatch our employees to AEON Global SCM Corporation.

Material and service costs reduction: Change contracted company for security and facility management to AEON delight Corporation

Switch consumable goods and packing materials by sharing specifications.

Tenant: Share tenant information, etc.

50th Anniversary Events, etc.

We have developed various sales and events, in appreciation for continued business and supports over these 50 years.

[Great Thank-you Sales]

We held a large 50th anniversary thank-you sale three times during the Golden Week holiday, in early summer and around our foundation day.

Large amount of projects, including "50th Anniversary Limited Version Package Products", "Win Daiei Developed Products & Sponsor's Products", "Special 50th Anniversary Coupon Project", and the "Eighty-nine Yen Sale", etc.

We are also planning to have an all out big sale during the year-end and New Year shopping season.

Eighty nine yen sale

Logo mark and catch-phrase reflecting our thoughts and hopes at the 50th anniversary

[Special Events for the Anniversary]

We have held special events to express our appreciation for the 50th anniversary at five stores on September 23, our foundation day.

Each store at Shin-Urayasu, Kyobashi and Sasaoka had a talk show with special guests on the theme of Japanese home cuisine and our company's approach to food. In addition, a tasting party of the recipes in "Zutto Oishii Ouchi Gohan" (Always Delicious Home Cooking) was held.

All stores offered giveaways of the "Daiei 50th Anniversary Hello Kitty Mug" on a first-come, first-served basis.

Customer receiving mugs

Talk show at Shin-Urayasu store
(From left: Tokiko Suzuki, a food researcher; Miyuki Kosaka, a TV personality; and Toru Nishimi, our president)

We Offered "50th Anniversary Special Prices" for a Limited Period of Time

Sold 100 food product items from the "Saving" brand at about 10% off on average from regular prices

Sold all items from the "SALIV" brand at 10% off regular prices

Selected about 350 items for each month among food, clothing and household items, which are helpful for customers' daily lives, and sold them at bargain prices as "Special and Good Price Supporting your Lives".

"Zutto Oishii Ouchi Gohan"

Our company has assisted in the editing of the "Zutto Oishii Ouchi Gohan" book, which represents our thoughts and ideas based on our slogan "Gohan ga Oishiku Naru Super" (A Supermarket for More Delicious Meals), and the book was published by Orange Page Inc.

The book looks back on Japanese home cuisine over the last 50 years and our company's approach to food, focuses on the importance of family meals, and introduces various recipes which should be passed down to younger generations.

"Zutto Oishii Ouchi Gohan"

Financial Condition: Condensed Interim Consolidated Financial Statements

Interim Consolidated Balance Sheet

(Unit: million yen)

	Previous Interim Period (As of August 31,2006)	Current Interim Period (As of August 31, 2007)	Previous Fiscal Year (As of February 28, 2007)
(Assets)			
Current Assets:	**704,860**	**679,237**	**699,493**
Cash and cash equivalents	151,810	114,397	126,379
Notes and accounts receivable	144,764	162,877	142,910
Inventories	52,602	51,073	51,436
Deferred tax assets	13,436	37,891	13,818
Short-term loans	337,819	363,532	362,595
Others	46,506	39,668	44,226
Allowance for doubtful accounts	▲42,077	▲90,201	▲41,871
Fixed Assets:	**530,738**	**413,577**	**439,916**
Property and Equipment	303,258	205,378	215,038
Buildings and structures	104,449	70,348	71,911
Land	173,044	109,460	117,453
Others	25,765	25,570	25,674
Intangible Fixed Assets	26,489	19,210	24,794
Goodwill	10,985	3,577	10,545
Others	15,504	15,633	14,249
Investments and Other Assets	200,991	188,989	200,084
Investment securities	23,645	14,640	23,809
Guarantee money deposited	170,263	146,715	155,256
Deferred tax assets	1,809	16,530	10,703
Others	38,108	44,788	43,261
Allowance for doubtful accounts	▲32,834	▲33,684	▲32,945
Total Assets	**1,235,598**	**1,092,814**	**1,139,409**

	Previous Interim Period (As of August 31, 2006)	Current Interim Period (As of August 31, 2007)	Previous Fiscal Year (As of February 28, 2007)
(Liabilities)			
Current Liabilities	**447,763**	**516,974**	**606,401**
Notes payable and accounts payable-trade	92,664	92,064	85,105
Short-term borrowings	83,092	86,060	83,542
Current portion of long-term borrowings	182,397	236,223	330,663
Accrued expenses	26,437	27,140	25,908
Others	63,173	75,487	81,183
Fixed Liabilities	**626,814**	**340,600**	**344,349**
Long-term borrowings, less current portion	505,977	217,018	228,201
Guarantee money received	27,894	28,417	28,958
Employees retirement reserves	22,840	23,796	22,528
Allowance for business restructuring	44,500	13,638	21,894
Allowance for interests' payment	—	30,095	18,914
Others	25,603	27,636	23,854
Total Liabilities	**1,074,577**	**857,574**	**950,750**
(Net Assets)			
Shareholders' Equity	**109,608**	**185,624**	**138,826**
Capital stock	56,517	56,517	56,517
Capital surplus	56,501	56,501	56,501
Retained earnings	▲481	75,546	28,742
Treasury stock	▲2,929	▲2,940	▲2,934
Gains/losses from valuations and exchange adjustments	**15,961**	**13,024**	**14,226**
Net unrealized gain on available-for-sale securities	1,089	136	603
Land revaluation surplus	14,796	12,747	13,518
Deferred gain on derivatives accounted for under hedge accounting	1	▲0	—
Foreign currency translation adjustments	75	141	105
Minority Interests	**35,452**	**36,592**	**35,607**
Total Net Assets	**161,021**	**235,240**	**188,659**
Total Liabilities and Net Assets	**1,235,598**	**1,092,814**	**1,139,409**

Interim Consolidated Statement of Changes in Shareholders' Equity

(Unit: million yen)

Current Interim Consolidated Fiscal Period (From March 1, 2007 to August 31, 2007)	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of February 28, 2007	56,517	56,501	28,742	▲2,934	138,826
Changes during the interim fiscal period					
Reversal of land revaluation surplus			771		771
Interim net profit			46,033		46,033
Disposal of treasury stock			▲0	1	0
Acquisition of treasury stock				▲6	▲6
Changes (net amount) of items other than shareholders' equity during the interim fiscal period					
Total changes during the interim period	-	-	46,804	▲6	46,798
Balance as of August 31, 2007	56,517	56,501	75,546	▲2,940	185,624

Current Interim Consolidated Fiscal Period(From March 1, 2007 to August 31, 2007)	Gains/losses from valuations and exchange adjustments					Minority interests	Total net assets
	Unrealized gain/loss on other available-for-sale securities	Deferred hedge gain /losses	Land re-valuation surplus	Foreign currency translation adjustments	Total gains /losses from valuations and exchange adjustments		
Balance as of February 28, 2007	603	-	13,518	105	14,226	35,607	188,659
Changes during the interim fiscal period							
Reversal of land revaluation surplus			▲771		▲771		-
Interim net profit							46,033
Disposal of treasury stock							0
Acquisition of treasury stock							▲6
Changes (net amount) of items other than shareholders' equity during the interim fiscal period	▲467	▲0		36	▲431	985	554
Total changes during the interim period	▲467	▲0	▲771	36	▲1,202	985	46,581
Balance as of August 31, 2007	136	▲0	12,747	141	13,024	36,592	235,240

Interim Consolidated Statement of Operations

(Unit: million yen)

	Previous Interim Period (From March 1, 2006 to August 31, 2006)	Current Interim Period (From March 1, 2007 to August 31, 2007)	Previous Fiscal Year (From March 1, 2006 to February 28, 2007)
Operating revenues	**672,112**	**600,381**	**1,283,888**
Net sales	551,530	485,443	1,046,958
Other operating income	120,582	114,938	236,930
Cost of revenues	391,165	338,714	734,887
Gross operating income	280,947	261,667	549,001
Selling, general and administrative expenses	255,497	256,512	500,693
Operating income	25,450	5,155	48,308
Non-operating revenue	2,169	1,047	3,843
Non-operating expenses	8,019	4,819	14,863
Net interest expenses	6,495	3,567	12,062
Ordinary income	**19,600**	**1,383**	**37,288**
Extraordinary gains	42,819	68,756	89,980
Extraordinary losses	42,567	58,714	77,177
Net income before taxes and minority interests	19,852	11,425	50,091
Corporate, local and enterprise taxes	4,154	11,878	13,465
Adjustment for corporate taxes	▲3,777	▲33,829	▲12,110
Minority interests	6,122	▲12,657	7,438
Net income	**13,353**	**46,033**	**41,298**

Interim Consolidated Statement of Cash Flows

(Unit: million yen)

	Previous Interim Period (From March 1, 2006 to August 31, 2006)	Current Interim Period (From March 1, 2007 to August 31, 2007)	Previous Fiscal Year (From March 1, 2006 to February 28, 2007)
Cash flows from operating activities	▲7,516	1,114	▲12,053
Cash flows from investing activities	31,944	89,501	148,198
Cash flows from financing activities	▲51,142	▲103,336	▲179,122
Foreign currency translation adjustments on cash and cash equivalents	-	▲9	-
Net decrease in cash and cash equivalents	▲26,714	▲12,730	▲42,977
Cash and cash equivalents at beginning of the Period	169,336	126,359	169,336
Cash and cash equivalents at end of interim period (the end of the accounting period)	142,622	113,629	126,359

(Scope of consolidation)

Consolidated subsidiaries 48

Major companies OMC Card, Inc., Gourmet City Kanto, and Gourmet City Kinki, Nakago, Japan Distribution Leasing Corp., Big-A, Fun Field, OPA Co., Ltd.

(Application of equity accounting)

Affiliates accounted for under equity accounting 11

Major companies Maruetsu, Inc., Fujisoft DIS Co., Ltd.

Segment Information (Current Interim Period)

(Unit: million yen)

	Retail	Finance	Others	Total	Elimination or corporate	Consolidations
Operating revenues	**499,417**	**82,958**	**44,745**	**627,120**	**(26,739)**	**600,381**
Customers	494,297	77,499	28,585	600,381	-	600,381
Intersegment sales and transfers	5,120	5,459	16,160	26,739	(26,739)	-
Operating expenses	**498,238**	**81,152**	**42,499**	**621,889**	**(26,663)**	**595,226**
Operating income	**1,179**	**1,806**	**2,246**	**5,231**	**(76)**	**5,155**

(Note) Amounts included in the Interim Consolidated Balance Sheet, the Interim Consolidated Statement of Operations, the Interim Consolidated Statement of Changes in Shareholders' Equity, the Interim Consolidated Statement of Cash Flows and Segment Information have been rounded off to the nearest million yen.

Financial Condition: Condensed Interim Non-consolidated Financial Statements

Interim Non-consolidated Balance Sheet

(Unit: million yen)

	Previous Interim Period (As of August 31, 2006)	Current Interim Period (As of August 31, 2007)	Previous Fiscal Year (As of February 28, 2007)
(Assets)			
Current assets	**243,892**	**184,360**	**184,876**
Fixed assets	**451,005**	**315,257**	**368,473**
Property and equipment	228,521	142,722	150,773
Intangible fixed assets	4,271	4,012	2,985
Investments and other assets	218,213	168,522	214,716
Total Assets	694,897	499,617	553,349
(Liabilities)			
Current liabilities	**114,523**	**223,810**	**315,616**
Fixed liabilities	**458,117**	**78,629**	**87,886**
Total liabilities	572,640	302,438	403,502
(Net Assets)			
Shareholders' equity	**107,460**	**184,431**	**136,328**
Capital stock	56,517	56,517	56,517
Capital surplus	56,014	56,014	56,014
Retained earnings	▲3,257	73,724	25,616
Treasury stock	▲1,814	▲1,824	▲1,819
Gains/losses from valuations and exchange adjustments	**14,797**	**12,747**	**13,518**
Net unrealized gain on available-for-sale securities	1	1	1
Deferred gain on derivatives accounted for under hedge accounting	0	▲0	-
Land revaluation surplus	14,796	12,747	13,518
Total Net Assets	**122,257**	**197,179**	**149,847**
Total Liabilities and Net Assets	**694,897**	**499,617**	**553,349**

Interim Non-consolidated Statement of Operations

(Unit: million yen)

	Previous Interim Period (From March 1, 2006 to August 31, 2006)	Current Interim Period (From March 1, 2007 to August 31, 2007)	Previous Fiscal Year (From March 1, 2006 to February 28, 2007)
Operating revenues	**443,579**	**417,340**	**869,892**
Net sales	422,521	394,122	826,907
Other operating income	21,058	23,218	42,984
Cost of revenues	318,185	296,613	620,322
Gross operating income	125,394	120,727	249,569
Selling, general and administrative expenses	124,514	119,684	245,437
Operating income	880	1,043	4,132
Non-operating revenue	6,791	4,153	10,871
Non-operating expenses	7,369	4,513	13,899
Ordinary income	**302**	**684**	**1,104**
Extraordinary gains	51,623	56,943	93,718
Extraordinary losses	44,175	10,737	59,834
Net income before taxes and minority interests	7,750	46,889	34,987
Corporate, local and enterprise taxes	▲351	171	▲1,361
Adjustment for corporate taxes	▲3,438	▲619	▲2,787
Net income	**11,539**	**47,337**	**39,135**

Interim Non-consolidated Statement of Changes in Shareholders' Equity

(Unit: million yen)

Current Interim Fiscal Period (From March 1, 2007 to August 31, 2007)	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
		Capital reserve	Other capital surplus / Retained earnings to be carried forward		
Balance as of February 28, 2007	56,517	56,014	25,616	▲1,819	136,328
Changes during the interim fiscal period					
Reversal of land revaluation surplus			771		771
Interim net profit			47,337		47,337
Disposal of treasury stock			▲0	1	0
Acquisition of treasury stock				▲5	▲5
Changes (net amount) of items other than shareholders' equity during the current interim period					
Total changes during the interim l period	-	-	48,108	▲5	48,103
Balance as of August 31, 2007	56,517	56,014	73,724	▲1,824	184,431

Current Interim Fiscal Period (From March 1, 2007 to August 31, 2007)	Gains/losses from valuations and exchange adjustments				Total net assets
	Unrealized gain/loss on other available-for-sale securities	Deferred hedge gain/losses	Land re-valuation surplus	Total gains/losses from valuation and exchange adjustments	
Balance as of February 28, 2007	1	-	13,518	13,518	149,847
Changes during the interim fiscal period					
Reversal for compensation of losses					-
Reversal of land revaluation surplus			▲771	▲771	-
Interim net profit					47,337
Disposal of treasury stock					0
Acquisition of treasury stock					▲5
Changes (net amount) of items other than shareholders' equity during the current interim period	0	▲0		▲0	▲0
Total changes during the interim l period	0	▲0	▲771	▲771	47,332
Balance as of August 31, 2007	1	▲0	12,747	12,747	197,179

(Note) Amounts included in the Interim Balance Sheet, the Interim Statement of Operations and the Interim Statement of Changes in Shareholders' Equity have been rounded off to the nearest million yen.

Corporate Profile /Stock Information

Corporate Profile (as of August 31, 2007)

Company Profile

Company Name:	The Daiei, Inc.
Date of Establishment:	April 10, 1957
Capital:	56,517,235,250 yen
Number of employees:	5,825
Number of stores:	208

Major Offices

Head Office:	4-1-1, Minatojima Nakamachi Chuo-ku, Kobe 650-0046
Headquarters:	2-2-20, Toyo, Koto-ku Tokyo 135-0016
Inquiries:	(03) 6388-7272

Board of Directors and Officers:

Chairman

Yoshiharu Kawato

Vice Chairman

Fumiko Hayashi

President

Toru Nishimi

Managing Directors

Kouji Yamazaki (General Manager in charge of Merchandise)

Yoshiaki Takahashi (General Manager in charge of Human Resources & Workforce Development, General & Legal affairs)

Hikaru Minami (General Manager in charge of Finance, and Store Renovation, Real Estate & Tenant Business)

Akinori Yamashita (General Manager in charge of Accounting)

Directors

Keiji Nakamae (General Manager in charge of System & Distribution, Store Improvement)

Hiroyuki Ozaki (General Manager in charge of Retail Business)

Seishiro Sato (Divisional Manager of Corporate Planning Division)

Outside Directors

Tetsuro Sakamoto

Corporate Auditors (Full-time)

Tomoyuki Kamata*

Eisuke Nagai

Corporate Auditors

Masanori Sasaki*

Masaaki Toyoshima*

(Note) Corporate Auditors marked with * are Outside Corporate Auditors.

Stock Information

State of stocks

Total Number of authorized shares

307,000,000 shares

Common stock ...207,000,000 shares

Class-*Kou* classified shares...100,000,000 shares

Number of outstanding shares

199,038,787 shares

Common stock...122,597,537 shares

Class-*Kou* classified shares...76,441,250 shares

Number of shareholders

Common stock...98,717

Class-*Kou* classified shares...3

Principal Shareholders (Common stock)

Name of shareholder	Amount of equity in the Company	
	Number of shares held (thousand shares)	Percentage of voting rights (%)
DRF Limited	23,292	11.79
State Street Trust and Banking Company, Ltd.	10,281	5.21
Marubeni Retail Investment Co., Ltd.	9,951	5.04
Bank of New York, GGM Client Accounts EISG	2,234	1.13
The Master Trust Bank of Japan, Ltd. (Trust Account)	2,078	1.05
Japan Trustee Services Bank, Ltd.	1,960	0.99
Bank of Tokyo - Mitsubishi UFJ	1,803	0.91
Marubeni Foods Investment Co., Ltd.	1,739	0.88
Japan Securities Finance Co., Ltd.	1,654	0.84
Credit Suisse (Zurich)	1,571	0.80

Principal Shareholders (Class-*Kou* classified share)

Name of shareholder	Amount of equity in the Company	
	Number of shares held (thousand shares)	Percentage of voting rights (%)
Marubeni Corporation	36,629	18.54
AEON Co., Ltd.	29,860	15.12
Marubeni Retail Investment Co., Ltd.	9,951	5.04

(Notes)

1. As of August 31, 2007, the Company's shares with voting rights are common shares and Class-*Kou* classified shares, and the total number of voting rights is 3,950,439. One of the Company's voting rights is equivalent to 50 shares.
2. Marubeni Corporation holds 18.55% of the Company's voting rights including Class-*Kou* classified shares.
3. Marubeni Retail Investment holds 10.08% of the Company's voting rights including Class-*Kou* classified shares.

Distribution of shareholders by type (Common Stock)

Total Number of Common stock

122,597 thousand shares

- Other entities 30.57% (37,490 thousand shares)
- Foreign entities 27.91% (34,215 thousand shares)
- Individuals, others 27.69% (33,948 thousand shares)
- Financial institutions 10.87% (13,314 thousand shares)
- Securities companies 2.47% (3,028 thousand shares)

Shareholders' Memo

Fiscal year: From March 1 to last day of February of the following year

Ordinary General Meeting of Shareholders: Held in May every year

Day of reckoning:	Ordinary General Meeting of Shareholders...Last day of February of every year
	Year-end dividends...Last day of February of every year
	Interim dividends...August 31 of every year
	Other dates determined by prior announcement as necessary

Transfer Agent: Sumitomo Trust & Banking Co., Ltd.
4-5-33, Kitahama, Chuo-ku, Osaka

Administrative Handling Office of the Transfer Agent:
Stock Transfer Agency Department, Sumitomo Trust & Banking Co., Ltd.
4-5-33, Kitahama, Chuo-ku, Osaka

Mailing Address:	Stock Transfer Agency Department, Sumitomo Trust & Banking Co., Ltd. 1-10, Nikkocho, Fuchu-shi, Tokyo 183-8701	
Telephone Inquiries:	Requests for address change forms and other forms:	0120-175-417
	Other inquiries:	0120-176-417

Web page address: http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html

Notifying Offices for the Transfer Agent: All branches of Sumitomo Trust & Banking Co., Ltd.

Method of public notice: The method of electronic public notices will be employed. If for unforeseeable reasons electronic public notice is not possible, notices will be placed in the Nihon Keizai Shimbun.

Web page address for public address: http://www.daiei.co.jp/corporate/ir/

Stock Listings: Osaka, Tokyo, Nagoya, Fukuoka, Sapporo

One Unit Share: 50 shares

Purchasing back or further purchasing of shares of less than One Unit Share: For requests to purchase back or further purchase shares of less than One Unit (one to 49 shares), please contact the above administrative handling offices of the Transfer Agent. Those shareholders using the Securities Depository System should contact their securities company.

END